

September 13, 2012

Via E-mail
Keith Schuck, President
Chase Issuance Trust
c/o Chase Bank USA, National Association
White Clay Center Building 200, Route 273
Newark, Delaware 19711

      Re: **Chase Issuance Trust**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. 333-67076-02

Dear Mr. Shuck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB: Compliance with Applicable Servicing Criteria, page 4

1.   Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party's report on assessment of compliance with servicing criteria. We note that Exhibit 33.2 – Assessment of Compliance with the Applicable Servicing Criteria submitted on behalf of Wells Fargo – discloses two instances of noncompliance with applicable servicing criteria. We also note that Exhibit 33.2 does not disclose each material instance of noncompliance separately as required by Item 1122 and it does not clearly explain the scope of the transactions to which each instance of noncompliance relates. Please amend your Form 10-K to identify in the body of the 10-K each instance of noncompliance and the scope of the transactions to which each instance of noncompliance relates or tell us why such an amendment is not necessary.

Item 15 – Exhibits, Financial Statement Schedules, page 6

Exhibits 31.1

2.   We note that title to the certification required by Exchange Act Rule 13a-14(a) refers to "Chase Issuance Trust" and that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title and the title should only state "Certification."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3225 if you have questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Angela M. Liuzzi